November 2010

Pricing Sheet dated November 22, 2010 relating to Preliminary Pricing Supplement No. 581 dated November 12, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International and U.S. Equities

Buffered Jump Securities due November 26, 2014
Based on the Performance of a Basket of Two Equity Exchange-Traded Funds and an Equity Index
PRICING TERMS – NOVEMBER 22, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$3,855,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	November 22, 2010
Original issue date:	November 26, 2010 (3 business days after the pricing date)
Maturity date:	November 26, 2014
Basket:	Basket component	Bloomberg ticker symbol*	Basket component weighting	Initial basket component value	Multiplier
	Shares of iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	33.333%	46.35	0.719158576
	Shares of iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	33.333%	57.15	0.583254593
	S&P 500® Index (the “SPX Index”)	SPX	33.333%	1,197.84	0.027827590

*Bloomberg ticker symbols are being provided for reference purposes only.  With respect to each basket component, the initial basket component value has been, and the final basket component value will be, determined as set forth under “Description of Securities—Share Closing Price” and “—Index Closing Value” in the accompanying preliminary pricing supplement.

Payment at maturity:
•  If the final basket value is greater than the initial basket value:
$1,000 + the greater of (i) $1,000 x the basket percent change or (ii) the upside payment
•  If the final basket value is less than or equal to the initial basket value but greater than or equal to 85% of the initial basket value, meaning the value of the basket has remained unchanged or has declined by an amount less than or equal to the buffer amount of 15% from its initial value:
$1,000
•  If the final basket value is less than 85% of the initial basket value, meaning the value of the basket has declined by more than the buffer amount of 15% from its initial value:
$1,000 x (basket performance factor + 15%)
Because the basket performance factor will be less than 85% in this scenario, this amount will be less, and potentially significantly less, than the stated principal amount of $1,000, subject to the minimum payment at maturity of $150 per security.

Upside payment:	$300 per security (30% of the stated principal amount).
Basket percent change:	(final basket value – initial basket value) / initial basket value
Buffer amount:	15%
Basket performance factor:	final basket value / initial basket value
CUSIP:	617482PL2
ISIN:	US617482PL22
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”) , a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Terms continued:	Please see page 2 of this pricing sheet for further pricing terms of the securities.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$1,000	$30	$970
Total	$3,855,000	$115,650	$3,739,350
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $30 for each security they sell.  For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the securities.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Pricing Supplement No. 581 dated November 12, 2010
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PRICING TERMS	Continued from the previous page
Initial basket value:
100, which is equal to the sum of the products of the initial basket component value for each basket component, as set forth under “Basket––Initial basket component value” above, and the multiplier for such basket component.

Final basket value:	The sum of the products of the final basket component value for each basket component and the multiplier for such basket component
Initial basket component value:
The initial basket component value for each basket component will equal (i) in the case of the EEM Shares and the EFA Shares, the closing price of one such share on the pricing date and (ii) in the case of the SPX Index, the closing value of the SPX Index on the pricing date, as set forth under “Basket––Initial basket component” above.

Final basket component value:
The final basket component value for each basket component will equal (i) in the case of the EEM Shares and the EFA Shares, the closing price of one such share times the adjustment factor, each as of the valuation date, and (ii) in the case of the SPX Index, the closing value of the SPX Index on the valuation date.

Multiplier:
The multiplier was set on the pricing date based on each basket component’s respective initial basket component value so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the securities. See “Basket––Multiplier” above.

Adjustment factor:	1.0 for each of the EEM Shares and the EFA Shares, subject to adjustment for certain corporate events affecting the EEM Shares or the EFA Shares.
Valuation date:	November 21, 2014, subject to adjustment for non-trading days or non-index business days, as applicable, and certain market disruption events.
Maximum payment at maturity:	None
Minimum payment at maturity:	$150 per security
Listing:	The securities will not be listed on any securities exchange.